

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2018

Steven Shallcross
Interim Chief Executive Officer and Chief Financial Officer
Synthetic Biologics, Inc.
9605 Medical Center Drive, Suite 270
Rockville, MD 20850

  Re: Synthetic Biologics, Inc.
    Registration Statement on Form S-3
    Filed May 7, 2018
    File No. 333-224728

Dear Mr. Shallcross:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Dorrie Yale at 202-551-8776 with any questions.

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Leslie Marlow